Daniel J. Cerqueira dcerqueira@cravath.com T +212-474-1156 New York

January 29, 2024

Re:	Walt Disney Co Preliminary Proxy Statement filed January 16, 2024 File No. 001-38842

Dear Mr. Duchovny:

This letter is submitted on behalf of The Walt Disney Company (the “Company” or “Disney”) in response to the comments from the staff of the Division of Corporation Finance and the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated January 24, 2024 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on January 16, 2024 (the “Preliminary Proxy”).

In this letter, each of the Staff’s comments is indicated in italics, followed by the Company’s responses thereto.  Capitalized terms used but not defined in this letter have the meanings ascribed thereto in the Preliminary Proxy.

Preliminary Proxy Statement

Cover Letter, page 1

1.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  Please provide the support described for your statement that Mr. Iger “...has proven again this year his ability to steer the Company toward shareholder value creation.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that during 2023, Disney, under the leadership of Mr. Iger as Chief Executive Officer of the Company, has made substantial progress executing on the strategic transformation of its business, which supports Disney’s path toward sustained growth and shareholder value creation.  The progress made to date is demonstrated by the milestones described throughout the Preliminary Proxy, which is summarized for the Staff’s reference below with section and/or page references to the Preliminary Proxy.  As Chief Executive Officer of the Company, Mr. Iger’s leadership was critical in the progress made in 2023.

NEW YORK

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●
Mr. Iger assisted the Succession Planning Committee in ongoing leadership succession planning, which culminated in the appointment of two new directors with successful succession planning experience to the Board. See the section entitled “Letter from our Chairman” and page 50 of the Preliminary Proxy.

●
In fiscal year 2023, the Company enhanced financial discipline across all of its operations.  The Company is now on track to achieve roughly $7.5 billion in cost reductions, over-achieving its target of identifying cost savings of $5.5 billion. See the section entitled “Letter from our CEO” and pages 46 and 50 of the Preliminary Proxy.

●
The Company’s domestic ESPN business grew in revenue and operating income in both fiscal year 2022 and fiscal year 2023.  In addition, the number of subscribers of ESPN+ grew by over 1.7 million during fiscal year 2023, and ESPN viewership was up in each of the four quarters of fiscal year 2023.  See the section entitled “Letter from our CEO” and page 46 of the Preliminary Proxy.

●
Studio led the global box office in calendar 2023, with four of the top 10 highest grossing films of the year. In fiscal 2023, Avatar: The Way of Water generated $2.3 billion in worldwide box office, the third highest box office of all time. See pages 47 and 50 of the Preliminary Proxy.

●
In August 2023, the Company announced ESPN’s ten-year licensing deal with PENN Entertainment to launch ESPN Bet, a branded sportsbook for fans in the United States.  ESPN Bet launched in November 2023, which the Company expects will increase fan engagement, brand loyalty and monetization. See page 47 of the Preliminary Proxy.

●
Mr. Iger created a Chief Brand Officer position (filled by Asad Ayaz), significantly enhancing the efficiency and effectiveness of our brand management process.  In this period of significant industry disruption, the Company believes that activating and maximizing Disney’s core brands is critical in differentiating the Company from others in its industry. See the section entitled “Letter from our CEO” and page 50 of the Preliminary Proxy.

The Company respectfully advises the Staff that the foregoing milestones are a few examples of how the Company has been making progress towards profitable growth and shareholder value creation under the leadership of Mr. Iger.

Background to the Solicitation, page 10

2.
With a view toward revised disclosure, please tell us whether the November 24, 2023 letter from Trian addressed Trian’s views on the company’s business, performance and governance and the consideration you have given to including a description of the December 13, 2023 interaction between the company and Trian, as described in Trian’s preliminary proxy statement.

Response: In response to the Staff’s comment relating to the November 24, 2023 letter from the Trian Group, the Company will include the below disclosure at the end of the paragraph relating to the contacts between the Company and the Trian Group on November 24, 2023, which is currently included on page 11 of the Preliminary Proxy, in the Company’s next filing of the Company’s proxy statement relating to the 2024 Annual Meeting of Shareholders (the “Subsequent Proxy”).

“This letter also reiterated criticisms of the Company’s stock performance and the Company’s financial performance in certain areas such as earnings per share and box office performance, and repeated critiques with respect to the Company’s efforts in succession planning.  However, this letter again offered no strategic insights or proposed courses of action to address the Trian Group’s concerns.”

In response to the Staff’s comment relating to the December 13, 2023 interaction between the Company and the Trian Group, the Company will include the below disclosure immediately following the paragraph relating to the December 11, 2023 contact between the Blackwells Group and the Company, and immediately prior to the paragraph relating to the December 14, 2023 contact between the Trian Group and the Company, both of which are currently included on page 11 of the Preliminary Proxy, in the Subsequent Proxy.

“On December 13, 2023, Mr. Schorr sent an email to Mr. Gutierrez, which contained a similar message to the email on November 30, 2023, relating to the Trian Group’s interest in presenting to the Board being conditional upon the Board being open to reconsidering its decision regarding the Trian Group’s representation on the Board.  Mr. Schorr also noted that the Trian Group would not be nominating Mr. Perlmutter to the Board.”

3.
Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  Disclose the factual foundation for such assertions or delete the statements.  In this regard, note that the factual foundation for such assertions must be reasonable.  Refer to Rule 14a-9.  Please provide us supplementally the factual foundation for the following:

“...that Mr. Peltz’s partnership with Mr. Perlmutter, who owns the lion’s share of the equity claimed by the Trian Group, and the complexity of Mr. Perlmutter’s history with Disney and Mr. Iger and other senior executives, created significant concern regarding how that partnership would impact Mr. Peltz’s agenda as a director.”

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as noted in other portions of the “Background to Solicitation” section of the Preliminary Proxy1, there is a fraught history between the Company and Mr. Perlmutter, whose employment Mr. Iger had terminated in 2023, having previously removed him from his executive position at Marvel in 2015.  In addition, it is widely and publicly known2 that during his time at the Company, Mr. Perlmutter urged Mr. Iger in the early 2010s to seriously consider Mr. Rasulo to serve as the Chief Operating Officer of the Company and told Mr. Iger “you broke my heart” when he was notified that Mr. Rasulo was not on a path as a potential successor to Mr. Iger.  The Company believes that the foregoing facts demonstrate a complicated, if not negative, relationship between Mr. Perlmutter, on the one hand, and Disney and Mr. Iger, on the other hand.

1 The Company respectfully refers the Staff to the disclosure included in the paragraphs relating to contacts or other events that occurred on October 8, 2023, November 21, 2023 and December 14, 2023 on pages 10 to 11 of the Preliminary Proxy for the factual information included or referred to in this response.

2 Source: https://www.wsj.com/business/nelson-peltz-to-nominate-himself-former-disney-cfo-jay-rasulo-to-disneys-board-1e18579a.

The Trian Group, Mr. Peltz and Mr. Perlmutter are inextricably related in light of their Investment Management Agreements.  Due to this relationship and because Mr. Perlmutter’s ownership of the Company’s shares represents approximately 78% of the Trian Group’s total position, the Company and the Board believe that there is a risk that Mr. Peltz would be influenced by Mr. Perlmutter’s views.  As a result, the Board determined that there was significant concern regarding how Mr. Perlmutter and Mr. Peltz’s partnership would impact Mr. Peltz’s ability to be a constructive Board member.  The Company believes the statement that is the subject of the Staff’s comment complies with the requirements of Rule 14a-9 because (a) it has disclosed sufficient factual support relevant to such statement (as cited for the Staff in the foregoing) throughout the section entitled “Background to the Solicitation” of the Preliminary Proxy, (b) such support provides a reasonable basis for the Board’s beliefs and determination with respect to such statement and (c) such statement does not directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct, but rather speaks to the Board’s views on Mr. Peltz’s ability to be a constructive member of the Board.

****

“...the Board’s belief that Mr. Rasulo’s close relationship with Mr. Perlmutter, coupled with Mr. Rasulo’s having been passed over in the 2015 COO process despite Mr. Perlmutter’s sponsorship of him as a CEO successor, would likely inhibit Mr. Rasulo’s ability to work constructively with Mr. Iger and other executives at the Company with whom Mr. Perlmutter had clashed.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as mentioned above and in other portions of the “Background to Solicitation” section of the Preliminary Proxy3, Mr. Perlmutter was a staunch supporter of Mr. Rasulo and Mr. Perlmutter’s ownership of the Company’s shares represents a significant majority of the Trian Group’s total position, which group is nominating Mr. Rasulo to the Board.  Therefore, the Board believes that Mr. Perlmutter and Mr. Rasulo have a sufficiently close relationship that would likely inhibit Mr. Rasulo’s ability to work constructively with Mr. Iger and other executives at the Company with whom Mr. Perlmutter had clashed.  The Company believes the statement that is the subject of the Staff’s comment complies with the requirements of Rule 14a-9 because (a) it has disclosed sufficient factual support relevant to such statement (as cited for the Staff in the foregoing) throughout the section entitled “Background to the Solicitation” of the Preliminary Proxy, (b) such support provides a reasonable basis for the Board’s beliefs and determination with respect to such statement and (c) such statement does not directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct, but rather speaks to the Board’s views on Mr. Rasulo’s ability to be a constructive member of the Board.

3 The Company respectfully refers the Staff to the disclosure included in the paragraph relating to contact that occurred on December 14, 2023 on page 11 of the Preliminary Proxy for the factual information included or referred to in this response.

The Board of Directors, page 14

4.	Please revise the disclosure under the caption “Director Nominees” to include all of the information required by Item 5(b)(1)(ii) of Schedule 14A.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that all of the information required by Item 5(b)(1)(ii) of Schedule 14A is included in the Preliminary Proxy. Specifically, on page B-1 of Annex B to the Preliminary Proxy, the Company disclosed that the address of each of the directors and director nominees is 500 South Buena Vista Street, Burbank, CA 91521.

Executive Compensation - Compensation Tables, page 59

5.	Please confirm that you have disclosed the information required by Item 401 of Regulation S-K pursuant to Item 7(b) of Schedule 14A for each of the individuals listed on page 59.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in accordance with the instruction to Item 401 of Regulation S-K (“Item 401”), the Company has relied on General Instruction G of Form 10-K and included the information regarding executive officers called for by Item 401 in Part I of the Company’s Annual Report on Form 10-K for the year ended September 30, 2023, filed with the Commission on November 21, 2023, under the heading entitled “Information about our Executive Officers” on page 28 thereof.

Items to Be Voted On - Shareholders Proposals, page 99

6.
We note your disclosure on page 99 regarding the vote required to approve the shareholder proposals.  It appears that your organizational documents on file state that amendments of the bylaws are approved by the board or by “the holders of a majority of the outstanding capital stock entitled to vote thereon.” This appears to be different than your disclosure as it relates to the Trian Group Proposal.  Please advise or revise.

Response: In response to the Staff’s comment, the Company will replace the second paragraph of the section entitled “Shareholder Proposals”, which currently begins on page 99 of the Preliminary Proxy, with the below paragraph in the Subsequent Proxy.

“The affirmative vote of the holders of a majority of shares represented in person or by proxy and entitled to vote on the shareholder proposals will be required for approval of the proposals (other than the Trian Group Proposal, the approval of which will require the affirmative vote of the holders of a majority of the outstanding capital stock entitled to vote thereon).”

Annex B – Supplemental Information Regarding Participants  in Solicitation, page B-2

7.	Please confirm that you have disclosed the information required by Item 5(b)(xii)(A) for all Officers and Employees included on page B-2 of Annex B.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Alexia Quadrani is not in fact a party to an employment agreement with the Company, and the relevant disclosure in the Preliminary Proxy was made in error.  In furtherance of the foregoing, the Company will replace the last sentence of the paragraph included in the section entitled “Miscellaneous Information Regarding Participants in the Solicitation”, which is currently on page B-20 of Annex B to the Preliminary Proxy, with the sentence below in the Subsequent Proxy.

“Other than as set forth in this Annex B or the proxy statement, none of the Participants or any of their associates have (i) any arrangements or understandings with any person with respect to any future employment by Disney or its affiliates or with respect to any future transactions to which Disney or any of its affiliates will or may be a party; or (ii) a direct or indirect material interest in any transaction or series of similar transactions since the beginning of Disney’s last fiscal year or any currently proposed transactions, to which Disney or any of its subsidiaries was or is to be a party in which the amount involved exceeded $120,000.”

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me at the number or email listed above.

Sincerely,

/s/ Daniel J. Cerqueira

Daniel J. Cerqueira

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel Duchovny

Copy to:

Mr. Horacio Gutierrez
Senior Executive Vice President, Chief Legal and Compliance Officer
The Walt Disney Company
500 South Buena Vista Street,
Burbank, CA 91521

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